Exhibit 99.4

December 9, 2024

Fortis Inc.

Fortis Place, Suite 1100

5 Springdale Street

St. John’s, NL A1B 3T2

Prospectus Supplement of Fortis Inc.

We refer to the prospectus supplement dated December 9, 2024 (the “Prospectus Supplement”) to the short form base shelf prospectus of Fortis Inc. (the “Corporation”) dated December 9, 2024.

We hereby consent to the use of our firm name under the headings “Legal Matters” and “Documents Filed as Part of the Registration Statement” in the Prospectus Supplement, and consent to the use of our firm’s name and the reference to our opinion under the heading “Certain Canadian Federal Income Tax Considerations” in the Prospectus Supplement.

In giving this consent, we do not acknowledge that we come within the category of persons whose consent is required by the United States Securities Act of 1933, as amended, or the rules and regulations thereunder.

Yours very truly,
(signed) Stikeman Elliott LLP